UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of November 2015

Commission File Number: 001-04307

Husky Energy Inc.

(Exact name of registrant as specified in its charter)

707 - 8th Avenue S.W., Calgary, Alberta, Canada T2P 1H5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On November 9, 2015, Husky Energy Inc. issued a press release announcing it and its partners had achieved a significant milestone towards production in the Madura Strait BD Gas Condensate field offshore Indonesia. The press release is attached hereto as Exhibit A.

This report on Form 6-K shall be deemed to be incorporated by reference into Husky Energy Inc.’s Registration Statements on Form F-10 (File No. 333-191849) and Form S-8 (File No. 333-187135) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUSKY ENERGY INC.

	BY:	/s/ James D. Girgulis
JAMES D. GIRGULIS
SENIOR VICE PRESIDENT,
Date: November 9, 2015		GENERAL COUNSEL & SECRETARY

Exhibit A

Husky Achieves Milestone with Madura Strait BD Gas Development

Calgary, Alberta (Nov. 9, 2015) – Husky Energy and its partners have achieved a significant milestone in advancing the Madura Strait BD gas-condensate field offshore Indonesia towards production.

The jacket and wellhead platform for the liquids-rich gas development were sailed out in late October and have been successfully installed in approximately 55 metres of water. Development drilling is now expected to soon commence, and the project remains on target for first production in the 2017 timeframe.

The BD field is the first of a series of gas developments the Company is advancing offshore Indonesia. Fixed price, set volume gas sales agreements are in place for the BD field, which is expected to produce net peak production of about 40 million cubic feet per day (mmcf/day) of gas and 2,400 barrels of oil equivalent (boe/day) of liquids.

“Our Indonesia gas developments represent some of the strongest growth opportunities in our deep portfolio and are particularly strategic in the current commodity price environment,” said CEO Asim Ghosh.

Construction of an FPSO (floating production, storage and offloading) vessel to process gas and liquids production from the field is approximately 30 percent complete, and all major long-lead time items have been ordered.

The Company continues to progress a series of other gas developments offshore Indonesia that are expected to add production in the 2017-2019 timeframe.

BD Gas Development Wellhead Platform

A tendering process is underway for a floating production vessel and related engineering, procurement, construction and installation contracts for the combined MDA-MBH fields, also located in the Madura Strait. The MDA-MBH fields are expected to produce about 50 mmcf/day (net) at peak production, and a fixed price, set volume sales gas agreement is in place.

A third discovery, the MDK field, is planned to be tied into the MDA-MBH field infrastructure. A plan of development has been approved, and the field is expected to produce approximately 10 mmcf/day (net) at peak. A gas price/volume contract is being negotiated.

Longer term, the Company has four other Madura Strait discoveries that are under evaluation for development.

The Company holds a 40 percent interest in all of the Indonesia projects, which will be developed in partnership with CNOOC Limited (as the operator) and an affiliate of Samudra Energy Ltd., Indonesia.

Offshore China

In addition to the Indonesia offshore developments, the Company has several projects in production and under development offshore China.

The Liwan Gas Project in the South China Sea continues to deliver steady production averaging about 295 mmcf/day (gross) and associated liquids of about 14,800 boe/day (153 mmcf/day and 8,300 boe/day net to Husky). Negotiations for the sale of gas and liquids from a third field associated with the development, Liuhua 29-1, continue to be pursued.

Husky also holds a 40 percent working interest in the Wenchang oil field, located in the Pearl River Mouth Basin about 400 kilometres southwest of Hong Kong.

Husky Energy is one of Canada’s largest integrated energy companies. It is headquartered in Calgary, Alberta, Canada and its common shares are publicly traded on the Toronto Stock Exchange under the symbol HSE. More information is available at www.huskyenergy.com

For further information, please contact:

Investor Inquiries:	Media Inquiries:

Dan Cuthbertson	Mel Duvall
Manager, Investor Relations	Manager, Media & Issues
Husky Energy Inc.	Husky Energy Inc.
403-523-2395	403-513-7602

FORWARD-LOOKING STATEMENTS

Certain statements in this news release are forward-looking statements and information (collectively “forward-looking statements”), within the meaning of the applicable Canadian securities legislation, Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended. The forward-looking statements contained in this news release are forward-looking and not historical facts.

Some of the forward-looking statements may be identified by statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “will continue”, “is anticipated”, “is targeting”, “estimated”, “intend”, “plan”, “projection”, “could”, “aim”, “vision”, “goals”, “objective”, “target”, “schedules” and “outlook”). In particular, forward-looking statements in this news release include, but are not limited to, references to:

•	with respect to the business, operations and results of the Company generally: the Company’s general strategic plans and growth strategies;

•	with respect to the Company’s Asia Pacific Region: expected timing of commencement of development drilling at the Madura BD gas field; anticipated timing of first production from the Madura BD gas field; expected volumes of peak production of gas and liquids from the Madura BD gas field; anticipated timing of added production from the Company’s other gas developments offshore Indonesia; expected volumes of peak daily production from the MDA-MBH and MDK fields; tie-in plans for the MDK field.

Although the Company believes that the expectations reflected by the forward-looking statements presented in this news release are reasonable, the Company’s forward-looking statements have been based on assumptions and factors concerning future events that may prove to be inaccurate. Those assumptions and factors are based on information currently available to the Company about itself and the businesses in which it operates. Information used in developing forward-looking statements has been acquired from various sources including third-party consultants, suppliers, regulators and other sources.

Because actual results or outcomes could differ materially from those expressed in any forward-looking statements, investors should not place undue reliance on any such forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Some of these risks, uncertainties and other factors are similar to those faced by other oil and gas companies and some are unique to Husky.

The Company’s Annual Information Form for the year ended December 31, 2014 and other documents filed with securities regulatory authorities (accessible through the SEDAR website www.sedar.com and the EDGAR website www.sec.gov) describe risks, material assumptions and other factors that could influence actual results and are incorporated herein by reference.

Any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by applicable securities laws, the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for management to predict all of such factors and to assess in advance the impact of each such factor on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are dependent upon other factors, and the Company’s course of action would depend upon its assessment of the future considering all information then available.

Disclosure of Oil and Gas Information

Unless otherwise noted, historical production numbers given represent Husky’s share.

The Company uses the terms barrels of oil equivalent (“boe”), which is consistent with other oil and gas producer’s disclosures, and is calculated on an energy equivalence basis applicable at the burner tip whereby one barrel of crude oil is equivalent to six thousand cubic feet of natural gas. The term boe is used to express the sum of the total company products in one unit that can be used for comparisons. Readers are cautioned that the term boe may be misleading, particularly if used in isolation. This measure is used for consistency with other producers but does not represent value equivalency at the wellhead.